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                                   CORNELL LETTERHEAD



September 5, 2001



Mr. David J. Lavelle
Lehman Brothers Inc.
800 Connecticut Avenue, N.W.
Suite 1200
Washington, D.C. 20006

Dear David:

The letter agreement (the "Agreement") will confirm the understanding and agreement between Lehman Brothers Inc. ("Lehman Brothers") and Cornell Companies, Inc. (the "Company") as follows:

   1. The Company hereby engages Lehman Brothers on a non-exclusive basis to provide financial advisory services to the Company concerning future financing vehicles and the strategic development of the Company's business, including advice with respect to acquisitions, divestitures, joint ventures or other corporate transactions which the Company is currently contemplating entering into or which it may consider at a future date. In particular, the Company may pursue the following transactions: (i) raising approximately $90 million for a potential Alaska adult prison, (ii) refinancing approximately $100 million of the Company's New Morgan and pending Moshannan Valley projects, and
       (iii) pursuing several juvenile projects that the Company is pursuing in various states. In addition, the Company expects several proposals from the Federal Bureau of Prisons during the next 5 to 7 years that will likely need $45 million to $60 million for each project, which Federal Bureau of Prisons projects could, in the aggregate, comprise financing needs of over $500 million (collectively referred to as "Future Projects").

       Lehman Brothers will, if requested by the Company, advise the Company with respect to any financing as well as the structuring of any of the transactions described above.

   2. Lehman agrees to use its best efforts to devote sufficient time and resources to pursue the above noted items, as well as other mutually acceptable opportunities as they arise. It is understood that this letter does not commit Cornell to exclusively using Lehman to provide financing on Future Projects, nor does it commit Lehman to provide or underwrite financing for the Future Projects. In addition, any Lehman financing would be subject to Lehman's Investment Banking Credit Committee. As compensation for the services rendered by Lehman Brothers hereunder, the Company shall pay Lehman Brothers as follows:

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Mr. David J. Lavelle
September 5, 2001
Page 2


       (a) A non-refundable retainer fee for $3.65 million (the "Retainer"), payable on or before November 5, 2001. The Retainer will be applied on a mutually agreed upon basis toward future contingent fees associated with investment banking services that may be provided by Lehman Brothers to the Company.

       (b) In the event that Lehman Brothers is engaged to assist the Company in arranging for any financing or to provide any specific investment banking or financial advisory services to the Company in connection with any particular transaction, Lehman Brothers shall be paid fees to be mutually agreed upon based on Lehman Brothers' customary fees for the services rendered. Notwithstanding the above or any oral representations or assurances previously or subsequently made by the parties, this Agreement does not constitute a commitment by or obligation of Lehman Brothers to act as undewriter or placement agent in connection with any offering of securities or to provide any financing. Such a commitment on the part of Lehman Brothers will exist only upon the execution of a final, written underwriting or placement agent agreement or commitment letter or loan agreement, as the case may be, and then only in accordance with the terms and conditions thereof.

   3.  The Company shall:

       (a) indemnify Lehman Brothers and hold it harmless against any and all losses, claims, damages or liabilities to which Lehman Brothers may become subject arising in any manner out of or in connection with the rendering of services by Lehman Brothers hereunder or the rendering of additional services by Lehman Brothers as requested by the Company that are related to the services rendered hereunder, unless it is finally judicially determined that such losses, claims, damages or liabilities resulted directly from the gross negligence of willful misconduct of Lehman Brothers; and

       (b) reimburse Lehman Brothers promptly for any legal or other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, or otherwise relating to, any lawsuits, investigations, claims or other proceedings arising in any manner out of or in connection with the rendering of services by Lehman Brothers hereunder or the rendering of additional services by Lehman Brothers as requested by the Company that are related to the services rendered hereunder (including, without limitation, in connection with the enforcement of this Agreement and the indemnification obligations set forth herein); provided, however, that in the event a final judicial determination is made to the effect specified in subparagraph 3(a) above, Lehman Brothers will remit to the Company any amounts reimbursed under this subparagraph 3(b).

The Company agrees that the indemnification and reimbursement commitments set forth in this paragraph 3 shall apply if either the Company or Lehman Brothers is a formal party to any such

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Mr. David J. Lavelle
September 5, 2001
Page 3


lawsuits, investigations, claims or other proceedings and that such commitments shall extend upon the terms set forth in this paragraph to any controlling person, affiliate, director, officer, employee or consultant of Lehman Brothers (each, with Lehman Brothers, an "Indemnified Person"). The Company further agrees that, without Lehman Brothers' prior written consent, it will not enter into any settlement of a lawsuit, claim or other proceeding arising out of the transactions contemplated by this Agreement (whether or not Lehman Brothers or any other Indemnified Person is an actual or potential party to such lawsuit, claim or proceeding) unless such settlement includes an explicit and unconditional release from the party bringing such lawsuit, claim or other proceeding of all Indemnified Persons.

The Company further agrees that the Indemnified Persons are entitled to retain separate counsel of their choice in connection with any of the matters in respect of which indemnification, reimbursement or contribution may be sought under this Agreement, but such separate counsel shall be at the expense of the Indemnified Persons; provided that the Company shall reimburse reasonable expenses for one counsel for all Indemnified Persons if it is determined under applicable standards of legal ethics that a conflict of interest exists making representation by counsel for the Company inappropriate.

   4. The Company and Lehman Brothers agree that if any indemnification or reimbursement sought pursuant to the preceding paragraph 3 is judicially determined to be unavailable for a reason other than the gross negligence or willful misconduct of Lehman Brothers, then, whether or not Lehman Brothers is the Indemnified Person, the Company and Lehman Brothers shall contribute to the losses, claims, damages, liabilities and expenses for which such indemnification or reimbursement is held unavailable (i) in such proportion as is appropriate to reflect the relative benefits to the Company on the one hand, and Lehman Brothers on the other hand, in connection with the transactions to which such indemnification or reimbursement relates, or (ii) if the allocation provided by clause
       (i) above is judicially determined not to be permitted, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative faults of the Company on the one hand, and Lehman Brothers on the other hand, as well as any other equitable considerations; provided, however, that in no event shall the amount to be contributed by Lehman Brothers pursuant to this paragraph exceed the amount of fees actually received by Lehman Brothers hereunder.

   5. Except as required by applicable law or pursuant to an order entered or subpoena issued by a court of competent jurisdiction, Lehman Brothers shall keep confidential all material non-public information provided to it by the Company, and shall not disclose such information to any third party, other than such of its employees and advisors as Lehman Brothers determines to have a need to know. Lehman Brothers shall be responsible for any breach of this confidentiality obligation by its employees and advisors.

   6. Except as required by applicable law, any advice to be provided by Lehman Brothers under this Agreement shall not be disclosed publicly or made available to third parties

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Mr. David J. Lavelle
September 5, 2001
Page 4


       without the prior approval of Lehman Brothers, and accordingly such advice shall not be relied upon by any person or entity other than the Company.

   7. The term of Lehman Brothers' engagement hereunder shall extend from the date hereof until terminated as set forth below. Subject to the provisions of paragraphs 2 through 6 and paragraphs 9 through 11, which shall survive any termination of this Agreement after payment of the non-refundable retainer fee, the Company may terminate Lehman Brothers' engagement hereunder at any time by giving at least 10 days' prior written notice.

   8. The Company agrees that Lehman Brothers has the right to place advertisements in financial and other newspapers and journals at its own expense describing its services to the Company hereunder, provided that Lehman Brothers will submit a copy of any such advertisements to the Company for its approval, which approval shall not be unreasonably withheld.

   9. Nothing in this Agreement, expressed or implied, is intended to confer or does confer on any person or entity other than the parties hereto or their respective successors and assigns, and to the extent expressly set forth herein, the Indemnified Persons, any rights or remedies under or by reason of this Agreement or as a result of the services to be rendered by Lehman Brothers hereunder. The parties acknowledge that Lehman Brothers is not acting as an agent of the Company or in a fiduciary capacity with respect to the Company and that Lehman Brothers is not assuming any duties or obligations other than those expressly set forth in this Agreement. The Company further agrees that neither Lehman Brothers nor any of its controlling persons, affiliates, directors, officers, employees or consultants shall have any liability to the Company or any person asserting claims on behalf of or in right of the Company for any losses, claims, damages, liabilities or expenses arising out of or relating to this Agreement or the services to be rendered by Lehman Brothers hereunder, unless it is finally judicially determined that such losses, claims, damages, liabilities or expenses resulted directly from the gross negligence or willful misconduct of Lehman Brothers.

   10. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

   11. This Agreement may not be amended or modified except in writing signed by each of the parties and shall be governed by and construed and enforced in accordance with the laws of the State of New York.

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Mr. David J. Lavelle
September 5, 2001
Page 5


If the foregoing correctly sets forth the understanding and agreement between Lehman Brothers and the Company, please so indicate in the space provided for that purpose below, whereupon this letter shall constitute a binding agreement as of the date hereof.

                                        CORNELL COMPANIES, INC.


                                        By: /s/ Steven W. Logan
                                           -------------------------------------
                                           Steven W. Logan
                                           Chairman and Chief Executive Officer


AGREED:

LEHMAN BROTHERS INC.


By: /s/ David Lavelle
   ------------------------------------
   David Lavelle
   Senior Vice President